Filed by 1st United Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Equitable Financial Group, Inc.
Commission File No.: 132-02624

Beginning on or about November 5, 2007, the attached newsletter was made available for distribution by Equitable Financial Group, Inc. in its bank branches to bank customers who had inquiries regarding the merger between Equitable Financial Group, Inc. and 1st United Bancorp, Inc.

H. William Spute Jr.
Chairman, President & CEO

This month’s newsletter is a special edition with important news for Equitable Bank clients.

We are pleased to announce that Equitable Financial Group, Inc. has signed a difinitive agreement with 1st United Bancorp, Inc., which provides for the merger of our holding company and Equitable Bank with 1st United and its subsidiary, 1st United Bank.

When the transaction is completed next year, our name will change to 1st United Bank but our dedication to personalized client services will remain the same. Also the same friendly Equitable bankers you are used to dealing with will remain in their positions and continue to offer the same great service you are accustomed to at Equitable.

One of the reasons we chose to merge with 1st United is it shares our commitment to highly personalized client service.

By merging with 1st United, Equitable customers will have several more convenient banking locations to choose from and with an expanded variety of banking products available and tailored to your needs.

1st United is a banking organization with more than $350 million in assets that operates eight banking centers in Palm Beach and Broward Counties. We believe that this merger will be very beneficial to our employees and clients.

The transaction is subject to several conditions including the receipt of regulatory approvals and also the approval of the merger by the shareholders of Equitable. We hope to close the merger transaction before the end of March 2008.

As this newsletter will explain, there will be no disruption in service to our clients and you do not have to do anything special while the merger is taking place. You will be able to continue to bank as usual, using the same checks, deposit slips, ATM, Check Card and any other Equitable products you currently utilize.

We pledge to make this transition seamlessly for all of our clients and, more than that, when it is completed we hope to offer you an even better banking experience with more choices and more convenience.

If you have any questions or concerns, please call or visit your Equitable banker.

Equitable Bank to Merge with 1st United Bank

Clients to enjoy more convenience
and more great choices

Equitable Bank has entered into an agreement to merge with 1st United Bank of Boca Raton and the transition is expected to be completed by spring of 2008.

During the transition, Equitable will continue to provide clients with the same personalized service you have come to expect from us. There will be no disruptions in service and there is nothing you have to do. Just continue your banking as usual and if you have any questions your Equitable banker will be happy to answer them.

Although our name will change to 1st United Bank at some point next year, your banking experience will remain the same. 1st United shares Equitable’s commitment to highly personal service and has a similar customer base and deposit and loan mix.

Like Equitable, 1st United specializes in meeting the needs of professionals, entrepreneurs and businesses of all sizes. We also share the philosophy of investing in quality development in the communities we serve and tailoring all types of loans to the individual needs of our clients.

Equitable Bank clients will benefit in several ways from the merger. The number of Banking Centers will increase from five to 12, with three more in Broward County and four in Palm Beach County. Full - service Banking Centers will be available in North Palm Beach, West Palm Beach, Palm Beach, Boca Raton, Hollywood, Coral Springs, Cooper City, Plantation, Coral Ridge, two in Fort Lauderdale and North Miami Beach.

The merger will also allow us to offer a wider array of products and services and give clients greater choices in fulfilling their banking needs.

“We are very excited to join forces with 1st United because if affords us the opportunity to expand our quality products and services to our customers without having to compromise our high standards,” said Equitable Bank President and CEO H. William Spute Jr., who along with other Equitable officers will remain as part of the new executive team.

“Our name may change but our commitment to the communities we serve will not,” Spute added.

Merger Q&A

Q: How will the merger affect me?

A: For the time being, it will have no effect at all. You will continue to bank as you always have. When the merger is completed you will have more products, services and locations available to serve you.

Q: Why is Equitable Bank merging with 1st United Bank?
A: The merger will combine two high quality, customer-focused community banks to provide more products, services and flexibility for our clients.

Q: Will my bank’s name change?
A: Yes, when the process is completed, Equitable Bank’s name will change to 1st United Bank.

Q: Can I bank at either Equitable Bank or 1st United Bank now?

A: No. Continue to bank at one of Equitable’s Banking Centers. We must receive regulatory approvals and complete other, internal processes before the merger is complete. We expect the two banks to be totally integrated in May 2008.

Q: How will the Equitable employees I am used to dealing with be affected?
A: The customer service employees you currently deal with will still be there after the merger.

Q: How will the merger benefit Equitable Bank clients?

A: There will be a significant increase in product offerings including cash management, expanded online capabilities, increased lending capacity and more branches and ATMs available in Broward and Palm Beach Counties.

Q: Will my account numbers change?
A: Your account numbers will remain the same at least through the completion of the merger process, which is projected to be May 2008.

Q: Will I have to buy new checks and deposit slips?

A: We anticipate you will be able to use your current checks and deposit slips until you run out. After the merger is completed, when you place a reorder, you will receive checks and deposit slips with the new bank logo.

Q: What about my ATM and Check Card?

A: Again, just continue using your cards as you always have. At some point after the completion of the merger you will be provided with new cards. Detailed information will be provided to you well in advance of any changes.

Q: Will my direct deposits, automatic payments, overdraft protection and other automatic services continue?
A: Yes. Those services will continue uninterrupted. You do not have to notify your service providers of any changes.

Q: Will my accounts still be FDIC insured?
A: Accounts are still insured by the FDIC up the maximum amount allowed by law.

Q: Will my rates or fees change?
A: Each bank will continue to maintain its own rate and fee schedule until the merger is completed. By law, you will be notified in advance of any changes in the future.

Q: Will banking with 1st United be different than banking with Equitable?

A: Like Equitable Bank, 1st United Bank’s focus is on high quality, personalized customer service. The two banks have a very similar customer base, deposit and loan mix. You will continue to enjoy the same great customer service, with the same friendly bankers that you have today, only with more great products to choose from.

Q: Who can I talk with if I have any questions?

A: The banker you usually deal with is available to answer any questions you may have. If the answers aren’t available immediately we will work hard to resolve any questions or issues you have as quickly as possible.

Plantation Dental
Arts Associates, P.A.
300 NW 70th Ave., Suite #104
Plantation, FL
954-327-8075

Dr. Peter Coletti and Dr. C. Fabiola Duarte of Plantation Dental Arts Associates

At Plantation Dental Arts Associates, Dr. Peter Coletti and Dr. C. Fabiola Duarte provide general and multi-specialized dentistry that allows most of their patients to receive all of their care in one place, rather than having to visit multiple dental offices for different procedures.

“Our patients like it that they can usually get all of their care right here with doctors they know and trust and we don’t have to refer them all over town to other specialists if a problem arises,” says Dr. Coletti.

Plantation Dental Arts relies on Equitable Bank because quitable bankers understand and meet the banking needs of small businesses and because of the highly personalized service. “It’s a real relationship,” Dr. Coletti says. “The staff knows your name when you walk in and they care about the success of my practice.”

Dr. Coletti and Dr. Duarte are partners in more ways than one: they’ve been married since 1999 and have a 10-month-old daughter, Alejandra, giving new meaning to the term “family practice.”

Dr. Coletti has been practicing for 10 years and started Plantation Dental Arts Associates 5 years ago. He is a graduate of New York University and the University of Maryland Dental School and did his post-graduate training at the Mt. Sinai Hospital in New York City and at the University of Miami, specializing in anes-thesiology and advanced restorative dentistry.

Dr. Duarte graduated from both the University of Illinois at Chicago and the Javeriana University in Bogotá, Colombia. Her post-graduate training was at the University of Illinois at Chicago and the University of Miami, specializing in advanced restorative periodontics and implant dentistry. Dr. Duarte is fluent in both English and Spanish.

As one of only six general-practitioner dentists in Florida licensed to administer general anesthesia, Dr. Coletti can offer patients who desire more than the traditional Novocain a full range of pain-control services from light sedation to general anesthesia.

“Some people are afraid or ashamed to come to the dentist because of years of neglecting their teeth but with the anesthetics we have available we can repair all their problems painlessly, while they’re asleep, and often in only one visit,” Dr. Coletti says.

Dr. Coletti is an assistant professor of dentistry at the University of Miami, where he teaches in the Jackson Memorial Hospital post - graduate dental residency program.

He is also active in Operation Smile, a nonprofit organization that finances missions around the world to treat children with severe facial deformities. Since 1982, more than 100,000 children and young adults have been treated by thousands of volunteers worldwide and thousands of healthcare professionals have been trained globally.

Dr. Coletti has been with Operation Smile for 12 years and has participated in missions to Vietnam, Colombia and the Middle East. To learn more or to contribute to Operation Smile visit its Web site at operationsmile.org.

Locked Up for
Charity

Assistant Vice President Caryn Chase spends some time behind bars to raise money for charity.

Recently, one of our Banking Center managers was arrested at her office and hauled off to jail – and we could not be more proud of her.

Caryn Chase spent part of the day in a traditional striped convict uniform behind bars in an impromptu jail set up at Runyon’s restaurant in Coral Springs as part of the Telethon Executive Lock-Up to raise money for the Muscular Dystrophy Association.

“I never thought I’d be happy to be known as a ‘jail bird,’” Chase says, “but it was a fun way to raise money for a wonderful charity that helps hundreds of families in Broward County.”

This year’s Lock-Up raised total pledges of nearly $120,000, far exceeding the original goal of $70,000. Funds are used to support services such as a clinic at Broward General Hospital, support-group sessions, a summer camp for children and lifesaving research.

The annual Lock-Up program involves volunteers being “locked up” while they raise “bail” from friends. Anyone wishing to participate in nest year’s event or to contribute to the Muscular Dystrophy Association should contact Colleen Sparks at 954 - 971-0123 or visit their Web site at www.mda.org.

Fall 2007 Newsletter
Addendum

This document does not constitute an offer to sell or a solicitation of an offer to buy securities. This communication is being made in connection with the proposed business combination involving 1st United Bancorp, Inc. and Equitable Financial Group, Inc. In connection with the proposed transaction, 1st United Bancorp, Inc. plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Equitable Financial Group, Inc. INVESTORS AND SECURITY HOLDERS OF 1ST UNITED BANCORP, INC. AND EQUITABLE FINANCIAL GROUP, INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by 1st United Bancorp, Inc. And Equitable Financial Group, Inc. through the web site maintained by the SEC at http://www.sec.gov.